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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number 333-39646
                                                                       ---------

                           NOTIFICATION OF LATE FILING

(Check One): /X/ Form 10-K      /_/ Form 11-K     /_/ Form 20-F    /_/ Form 10-Q
/_/ Form N-SAR

         For Period Ended:          December 31, 2001
                          ------------------------------------------------------

/_/ Transition Report on Form 10-K
/_/ Transition Report on Form 20-F
/_/ Transition Report on Form 11-K
/_/ Transition Report on Form 10-Q
/_/ Transition Report on Form N-SAR

         For the Transition Period Ended:
                                         ---------------------------------------

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrants                Velocita Corp.
                        --------------------------------------------------------

Former name if applicable
                           PF. Net Communications, Inc.
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Address of principal executive office (Street and Number)

                       2941 Fairview Park Drive, Suite 200
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City, state and zip code            Falls Church, Virginia  22042
                        --------------------------------------------------------


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                                     PART II
                             RULES 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrants seek relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                 (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th
/X/ calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                 (c) The accountant's statement or other exhibit required by
                     Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The registrant will not be able to file Form 10-K for the year ended December 31, 2001 within ninety days after the end of the fiscal year because the registrant is considering the effect on its liquidity and financial position of the waiver by the registrant's bank lenders, dated March 27, 2002, of potential non-compliance by the registrant with certain financial covenants in the registrant's credit agreement with those bank lenders, and of the possible failure to be in compliance with the credit agreement (whether through an amendment to the credit agreement, a further waiver or otherwise) by April 15, 2002, the expiration date of the existing waiver.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

             W. Terrell Wingfield Jr.       (703)                 564-7208
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                  (Name)                  (Area Code)        (Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrants were required to file such report(s) been filed? If answer is no, identify report(s).
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                                                                 /X/ Yes  /_/ No

         (3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 /_/ Yes  /X/ No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 Velocita Corp.
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                 (Name of Registrants as Specified in Charters)

Have caused this notification to be signed on their behalf by the undersigned thereunto duly authorized.

Dated:       April 2, 2002                  VELOCITA CORP.
      ------------------------------

                                              By: /s/ W. Terrell Wingfield Jr.
                                                 -------------------------------
                                              Name:  W. Terrell Wingfield Jr.
                                              Title: Senior Vice President
                                                     and General Counsel


         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.